

August 4, 2020

Keith Anderson
Chief Financial Officer
American Well Corp
75 State Street, 25th Floor
Boston, MA 02109

> **Re: American Well Corp**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 21, 2020**
> **CIK No. 0001393584**

Dear Mr. Anderson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted July 21, 2020

Our business could be adversely affected by legal challenges, page 47

1. We note your response to prior comment 5. Please revise the registration statement to include the supplemental information provided in your response about the impact of relaxed restrictions on telehealth services.

Healthcare Innovators, page 111

2. We note your response to prior comment 9 and re-issue in part. If, as noted in your response, you do not have any material agreements with healthcare innovators, please

revise your disclosure to more clearly reflect the significance to your business of your relationships with these innovators.

<u>Physicians and Healthcare Professionals, page 132</u>

3.   We note that in response to our prior comment 12 you state that the Business Support Agreements with AMG-affiliated entities are internal to the Company, and therefore you do not have to file such agreements. Please tell us why you believe Item 601(b)(10)(ii)(B) does not require you to file contracts with consolidated subsidiaries. Please also tell us why you believe you are not required to file any material contracts with AMG-affiliated entities pursuant to Item 601(b)(10)(i). In the alternative, please file the Business Support Agreements, and any other material agreements with the AMG-affiliated entities, as exhibits to the registration statement.

 You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Kaplan